

Mail Stop 3720

June 30, 2009

VIA U.S. MAIL AND FAX (212) 846-1640
Mr. Thomas E. Dooley
Executive Vice President and Chief Financial Officer
Viacom Inc.
1515 Broadway
New York, NY 10036

>   **Re: Viacom Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2008**
>   **Filed February 12, 2009**
>   **File No. 1-32686**

Dear Mr. Dooley:

We have reviewed your supplemental response letter dated May 13, 2009 as well as your filing and have the following comments. As noted in our comment letter dated March 20, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1. Please separately provide, in writing, the following representations from a corporate officer (in lieu of his or her behalf) acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filings;

    •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

    •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sales Returns, Allowances, and Uncollectible Accounts, page 71
Item 15(a) – Schedule II – Valuation and Qualifying Accounts, page 134

2. We note your response to prior comments 7 and 8. In future filings, please include a description of the qualitative and quantitative evidence and your methodology for estimating returns, as set forth in the first and second paragraphs of your response to prior comment 8. Additionally, in future filings, please include a discussion of changes in estimated returns recognized in accordance with SFAS 48, if material. In this regard, please assess materiality on both absolute level of returns and as a percentage of gross sales, when compared to prior periods. Refer to the last sentence of the interpretive response to Question 1 of SAB Topic 13B.

3. Furthermore, in order to enhance an investor's understanding of your historical sales returns, please consider
   - defining "weighted average return rate" as used within the context of your response and how it is measured and used by management
   - stating, if true, that the total sales return rate is not derivable from the Form 10K and the reasons why (i.e, because the sales includes certain home entertainment revenues of the filmed entertainment segment and certain sales included in the ancillary revenues of the Media Network segment, which is not separately disclosed).
   - disclosing how changes in your estimated returns on certain titles could impact your updated estimates of ultimate revenues for films subsequent to their initial release

Fair Value Measurements, page 72

4. We note your response to prior comment 6 and your proposed disclosures. Please file your proposed disclosures over EDGAR.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Stephen T. Giove, Shearman & Sterling